K e n n e t h I. D e n o s, P. C.

                          11585 SOUTH STATE, SUITE 102
                                                              DRAPER, UTAH 84020
                                                                  (801) 816-2511
                                                             FAX: (801) 816-2599
                                                             KDENOS@DENOSLAW.COM

                                November 8, 2005

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         RE:      CANCER THERAPEUTICS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-119915
                  AMENDMENT FILED: NOVEMBER 8, 2005

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your comments to our initial filing on Form SB-2 dated October 13, 2005. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated October 13, 2005, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

GENERAL
-------

     1. COMMENT. We reissue our prior comment 1 of our letter dated July 8, 2005. Add the following disclosure in the appropriate locations: "We have not received FDA approval as it relates to any facet of our business and/or operations and, as a result, our treatments, products, and/or services have not been deemed safe or effective in any way."

          RESPONSE: We have inserted this disclosure throughout the amendment on pages 2, 4,5,13, 14,15 and 21.

SUMMARY OF FINANCIAL DATE, PAGE 3
---------------------------------

     2. COMMENT. The amount recorded as total assets for year ended May 31, 2005 should agree with the balance presented on the balance sheet for the same period. Please revise to correct.

          RESPONSE: We have made the changes on the Summary of Financial Data on page 3.

RISK FACTOR PAGE 4
------------------

     3. COMMENT. Please add a separate risk factor concerning the tax lien placed on the company's assets by the Internal Revenue Service. Indicate the total amount owing as of the date of this prospectus or the latest practicable date.

          RESPONSE: We have added a separate risk factor discussing the tax lien on page 4.

     4. COMMENT. Indicate the principal and interest amounts of the loans in default as of the prospectus date in the second risk factor.

          RESPONSE: We have inserted the principal and interest amounts of the loans in default on page 4.

"OUR SERVICES ARE SUBJECT TO FDA REGULATION", PAGE 5
----------------------------------------------------

     5. COMMENT. We reissue our prior comment 9 of our letter of July 8, 2005. Revise the risk factor heading and the narrative to clearly state that your products/therapies have not received FDA approval and cannot, therefore, be considered safe or effective.

          RESPONSE: Please see our revised risk factor heading and narrative on page 5.

SECURITIES AND EXCHANGE COMMISSION'S PUBLIC REFERENCE, PAGE 7
-------------------------------------------------------------

     6. COMMENT. Please update the Commission's address. Update similar disclosure in the "Reports to Security Holders" section.

          RESPONSE: We have updated the Commissioners address on pages 7 and 31.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 9
--------------------------------------------

     7. COMMENT. Please provide your cash balance as of the latest practicable date as previously requested.

          RESPONSE: Our cash balance has been updated on page 12.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     8. COMMENT. A schedule of loans, accounts and accrued expenses in default should be added under this section, list the creditor, the amount of principal owing and the accrued interest on each obligation.

          RESPONSE:  We have  produced  a  schedule  as  requested  on page  12.


BUSINESS, PAGE 12
-----------------

     9. COMMENT. We do not understand how you are able to provide your services without FDA approval. Disclosure in prior amendments referenced your ability to perform services pursuant to Georgia state law yet, in this regard, it does not appear as though you have responded to our prior comments on this topic. We therefore reissue comments 12 and 13 of our letter of July 8, 2005. We may have further comment after reviewing your responses.

          RESPONSE: We are able to provide T-cell therapy on a research basis with our IND authorization as explained on pages 19 and 20. Our
          Cryobank does not require FDA approval. We do not perform Vaccine services because our Vaccine IND is on hold. We have clarified this position on page14, 15 and 20.


     10. COMMENT. We reissue our prior comment 14. Please expand the disclosure relating to the INDs to give the current status, the milestones that have yet to be accomplished for the INDs, and costs and timeframes associated with moving forward with the INDs. In this regard, expand the disclosure in the Liquidity and Capital Resources section of Management's Discussion and Analysis to discuss your need for funding and the funding requirements associated with INDs.


         RESPONSE:  We have disclosed this information on pages 12, 19 and 20.

     11. COMMENT. We do not understand the information contained in the second paragraph of the "Governmental Approval" subsection. Please elaborate.

          RESPONSE: We have clarified this subsection on page 20.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 25

     12. COMMENT. Please provide the full information required by Item 201 of Regulation S-B.

          RESPONSE:  We  have  provided  this  information  on  page  25 and 26.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 26

     13. COMMENT. We reissue our prior comment 17 of our letter of July 8, 2005. Update the disclosure in this section through the latest practicable date. Currently, your disclosure is not current as it reflects ownership as of September 30, 2004

          RESPONSE: We have updated the disclosure on page 26.

LEGAL PROCEEDINGS, PAGE 29

     14.  COMMENT.  Update and reconcile this disclosure with the information in
          Note 4 to the financial statements. The total amount owing appears to be approximately $53,400 according to Note 4.

          REPONSE:  We have updated and reconciled  this  disclosure on page 30.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     15. COMMENT. Please advise your auditor to update the consent to refer to the date of financial statements and auditor's report that are actually included in the registration statement. We note that the consent refers to 2003 financial statements and an audit report dated October 18, 2004.

          RESPONSE:   Our  auditors  have  updated  the  consent  as  requested.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                          KENNETH I. DENOS P.C.


                                          /s/Kenneth I. Denos
                                          ----------------------------
                                          Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner